Bioshaft Water Technology, Inc.

111 West Ocean Blvd, 4th Floor

Long Beach, CA 90802

Telephone: (949) 748-8050

October 21, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:

Melissa N. Rocha

Senior Assistant Chief Accountant

Dear , Mesdames:

RE:

Bioshaft Water Technology, Inc. (“we”,” us”, “our”, the “Company”)

Form 10-K for the Year ended April 30, 2013

Filed August 14, 2013

File No. 0-52393

We write in response to your letter dated October 8, 2013 regarding the above reference Form 10-K for the Year ended April 30, 2013.   For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Risk Factors, page 14

General

1.

We note that your disclosures on pages 14 and 15 that you have a history of no revenues. However, on page 25 you disclosed that your revenues for the year ended April 30, 2013 were $515,532 and for the year ended April 30, 2012 were $638,386. Please explain. In future filings, please reconcile any inconsistencies.

Response: The noted inconsistencies contained in the risk factors resulted from clerical error.  We will reconcile these inconsistencies in our applicable future filings.

Certain Relationships and Related Transactions, and Director Independence, page 40

Balance Sheets

2.

In future filings, please revise your disclosure regarding your directors to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he/she should serve as your director in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

Response:  We note the deficiencies in our disclosure and will revise our applicable future filings in compliance with Item 401 (e) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 40

3.

We note your disclosures in Note 7 to your financial statements regarding consulting contracts with three related parties for total annual compensation of $384,000 and your settlement with ZAZ. We also note your disclosure on page six that you entered into a consulting agreement with Sustainable Water Corp., a company owned and operated by Mr. Yassine. Please explain why the consulting agreement with Sustainable Water Corp.; the consulting agreements referenced in Note 7; and the agreement with ZAZ are not disclosed in the Certain Relationships and Related Transactions section.

Response:  The omission of the various consulting agreements from the Certain Relationships and Related Transactions section was the result of clerical error.  We will update the disclosure in our applicable future filings in accordance with Item 404 of Regulation S-K.

4.

In future filings, please clarify whether the $15,000 monthly consulting fee paid to Sustainable Water Corp. is for services rendered by Mr. Yassine in his capacity as an officer of your company. Clarify any consulting arrangements and explain how they intersect with compensation of your named executive officers.

Response:  We will update our disclosure as requested in our applicable future filings.

Employment Contracts and Termination of Employment and Change in Control Arrangements, page 38

5.

We note that under Section 4 of Mr. Zurawick’s Employment Agreement, he is entitled two months’ severance if he is terminated without cause. In future filings, please include the disclosure required by Item 402(q)(2) of Regulation S-K.

Response:  We will include the requested disclosure in our applicable future filings.

Exhibits 10.5 and 10.7

6.

We note that you have not filed the exhibits and the schedules to the Exhibit 10.5 filed with your Form 10-Q on September 12, 2008 and Exhibit 10.7 filed with your Form 10-Q on September 14, 2012. Please refile complete copies of these agreements with your next Exchange Act Report.

Response:  We will file complete copies of the agreements in our next applicable Exchange Act Report.

With regard to the Form 10-K referenced herein, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is satisfactory, however please do not hesitate to contact the undersigned if you require additional information.

Yours truly,

BIOSHAFT WATER TECHNOLOGY, INC.

Per:  /s/Imad Yassine

Imad Yassine

Its:    Chief Operating Officer, Chief Financial Officer, and Director

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